                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


             BOVIE MEDICAL CORPORATION (f/k/a AN-CON GENETICS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    10211F100
                                 --------------
                                 (CUSIP Number)

Mr. Eric Rainer Bashford                              Irwin A. Kishner, Esq.
c/o Herrick, Feinstein, LLP                           Herrick, Feinstein LLP
2 Park Avenue                                         2 Park Avenue
New York, New York 10016                              New York, New York 10016
Tel.: (212) 592-1400                                  Tel.: (212) 592-1400


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 10, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 3 Pages
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_______________________________________________________________________________

CUSIP No.  10211F100                   13D                    Page 2 of 3 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Eric Rainer Bashford Charitable Remainder Unitrust
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       980,000 shares of Common Stock
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       980,000 shares of Common Stock
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          980,000 shares of Common Stock
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.6%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
______________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                             PART II TO SCHEDULE 13D

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 19, 1998 (the "Original Statement"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 1.  Security and Issuer

                  Shares of Common Stock

                  Bovie Medical Corporation (f/k/a An-Con Genetics, Inc.) 734 Walt Whitman Road
                  Suite 207
                  Melville, New York 11747
                  (hereinafter, the "Issuer")


Item 5.  Interest in Securities of the Issuer

                  (a) The Trust is the beneficial owner of 980,000 shares of Common Stock of the Issuer. The total number of outstanding shares of the Issuer's Common Stock is 14,629,693. As of March 10, 1999 the Trust owns 6.6%
                           of the Issuer's Common Stock.

                  (c) On March 10, 1999, the Trust sold 145,000 shares of Common Stock of the Issuer in the market pursuant to Rule 144 for $0.58982 price per share.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






March 25, 1999                                   By: /s/ Eric Rainer Bashford
-----------------                                    ---------------------------
     Date                                            Signature

                                                 Name:  Eric Rainer Bashford